SUPPLEMENT DATED FEBRUARY 23, 2011
TO
PROSPECTUS DATED MAY 1, 2010

WEALTHQUEST III VARIABLE ANNUITY
ISSUED BY AMERICAN NATIONAL INSURANCE COMPANY
THROUGH ITS
AMERICAN NATIONAL VARIABLE ANNUITY SEPARATE ACCOUNT

This supplement updates certain information contained in your Prospectus. Please read it carefully and keep it with your prospectus for future reference.

Reorganization

Following a number of meetings in September and October, 2010, the Boards of Trustees of the Invesco Funds have unanimously approved an Agreement and Plan of Reorganization (the “Agreement”) to transfer all of the assets and liabilities of the Target Fund in exchange for shares of the Acquiring Funds:

TARGET FUND	ACQUIRING FUND

Invesco V.I. Dynamics Fund	Invesco V.I. Capital Development Fund
Invesco V.I. Financial Services Fund	Invesco V.I. Dividend Growth Fund

The Agreement requires approval by the Target Fund shareholders.  The Shareholders’ Meeting is scheduled to be held on or about April 1, 2011, to consider such action.   If the Shareholders approve the Agreement, on or about May 2, 2011, the (1) Invesco V.I. Dynamics Fund will transfer all of its assets and liabilities in exchange for shares of the Invesco V.I. Capital Development Fund, and the (2) Invesco V.I. Financial Services Fund will transfer all of its assets and liabilities in exchange for shares of the Invesco V.I. Dividend Growth Fund.

1)  Invesco V.I. Dynamics Fund to acquire shares of the Invesco V.I. Capital Development Fund

If the shareholders approve the Agreement: (a) the last day that the Subaccount that invests in the Invesco V.I. Dynamics Fund will accept purchases, surrenders or any other transactions is on or about April 29, 2011; (b) on or about May 2, 2011, any value in the Subaccount that previously invested in the Invesco V.I. Dynamics Fund will be transferred to a new Subaccount that invests in the Invesco V.I. Capital Development Fund; (c) the Subaccount investing in the Invesco V.I. Dynamics Fund will be deleted from any instructions you have given us regarding your new purchase payment allocation, dollar cost averaging program, rebalancing program, and requests for systematic withdrawal program; and unless we receive different instructions from you, we will reassign the allocation percentages for the Invesco V.I. Dynamics Fund to a new Subaccount investing in the Invesco V.I. Capital Development Fund on May 2, 2011; and (d) upon the close of business on May 2, 2011, the Subaccount that previously invested in the Invesco V.I. Dynamics Fund will be closed and no longer exist.  The new Subaccount investing in the Invesco V.I. Capital Development Fund will not accept any other types of transactions until May 2, 2011.

2)  Invesco V.I. Financial Services Fund to acquire shares of the Invesco V.I. Dividend Growth Fund

If the shareholders approve the Agreement: (a) the last day that the Subaccount that invests in the Invesco V.I. Financial Services Fund will accept purchases, surrenders or any other transactions is on or about April 29, 2011; (b) on or about May 2, 2011, any value in the Subaccount that previously invested in the Invesco V.I. Financial Services Fund will be transferred to a new Subaccount investing in the Invesco V.I. Dividend Growth Fund; (c) the Subaccount investing in the Invesco V.I. Dividend Growth Fund will be deleted from any instructions you have given us regarding your new purchase payment allocation, dollar cost averaging program, rebalancing program, and requests for systematic withdrawal program; and unless we receive different instructions from you, we will reassign the allocation percentages for the Invesco V.I. Financial Services Fund to a new Subaccount investing in the Invesco V.I. Dividend Growth Fund on May 2, 2011; and (d) upon the close of business on May 2, 2011, the Subaccount that previously invested in the Invesco V.I. Financial Services Fund will be closed and no longer exist. The new Subaccount investing in the Invesco V.I. Dividend Growth Fund will not accept any other types of transactions until May 2, 2011.

If you want to provide different instructions, please submit your written instructions to American National Processing Center, Variable Contracts, P.O. Box 696893, San Antonio, Texas 78269, or if you have a telephone authorization on file, call us at 1-800-306-2959.